COLUMBIA FUNDS SERIES TRUST I

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

(617) 772-3265

January 29, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the “Registrant”)

Post-Effective Amendment No. 100 to Registration Statement on Form N-1A

Registration File Nos.: 2-99356 and 811-04367

Dear Ladies and Gentlemen:

In connection with the registration of the Registrant under the Investment Company Act of 1940 (the “1940 Act”) and the issuance of an indefinite number of its securities under the Securities Act of 1933, as amended (the “1933 Act”), we are transmitting for filing on EDGAR pursuant to Rule 485(a) under the 1933 Act Post-Effective Amendment No. 100 and Amendment No. 101 under the 1940 Act to the Registrant’s Registration Statement on Form N-1A.

The purpose of the filing is to effect certain material changes to the prospectuses for Columbia Tax-Exempt Fund, a series of the Registrant, in order to implement the summary section requirements of Form N-1A.

If you have any questions or comments, please contact the undersigned at the number set forth above.

Very truly yours,

/s/ Peter T. Fariel
Peter T. Fariel Assistant Secretary Columbia Funds Series Trust I